  Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

November 5, 2019

Item 3
News Release

November 5, 2019
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

DIGATRADE PROVIDES SHAREHOLDER UPDATE
Future Glimpse of Targeted Developments

Item 5                        Full Description of Material Change

5.1
Full Description of Material Change

DIGATRADE PROVIDES SHAREHOLDER UPDATE
Future Glimpse of Targeted Developments

Vancouver, British Columbia / ACCESSWIRE / November 5, 2019 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com  a financial technology services company, and its subsidiary Securter Systems Inc., have today provided shareholders with new insights into the company’s plans for its fintech business, with a focus on anticipated Digatrade/Securter corporate developments within the vital and growing financial services sector.

Financial losses from fraudulent credit card and debit card transactions suffered by institutions and consumers have grown to over $24 Billion annually. Contrary to public perceptions, this problem is still growing rapidly, not diminishing. These staggering proceeds of crime are not enthusiastically reported by the world’s payments industry because institutions seek to preserve public confidence in the integrity of their systems. Counter-measures are required continuously to keep up with perpetrators.

In Q1 2019, Digatrade announced that it would complete the development and launch of new fintech software and hardware through its Securter Systems subsidiary in order to slash this online credit card fraud, globally. The techniques embedded in Securter’s patent-pending fintech portfolio represent powerful advances in the protection of credit cardholders’ personal information. Securter converts the typical online transaction authorization process from an exercise in data harvesting into a new arrangement that is far more secure. Once deployed, Securter authorization technology will render obsolete the current consumer practice of giving credit card numbers, as well as related financial identity data, to millions of online merchants, in billions of online transactions per year. Vast repositories of stored information describing credit and debit cards, and their owners, have emerged. These are tempting targets for organized hacking via increasingly large scale attacks. Typical online merchant security is outdated because hackers always have the advantage in the current “data collection and storage” model.

In Q2 2019, Digatrade/Securter entered into its first affiliate partnership agreement with an international payment services provider (“PSP”) that processes over $50 Billion in transactions annually. The purpose of the agreement is to identify what joint steps can be taken for Securter to integrate, activate and monetize its fintech into the world’s credit card and debit card payments systems. Trillions of transaction dollars now flow through the world’s payments systems at the rate of thousands of transactions per second. This generates a vast fee-basis for participating institutions and their service providers to share. Digatrade/Securter’s business model taps into this lucrative and growing torrent of fees, 24/7, globally. The identity of DIGAF’s partner will be disclosed when current confidentiality conditions have been met.
In Q3 2019 Digatrade announced significant additions to its management and advisory team, as the company prepares to engage with senior parties in the industry, for collaborative business development.

To help Digatrade shareholders understand the direction of Digatrade/Securter strategy in coming months, management has now outlined further developments that Digatrade is targeting for the benefit of future DIGAF shareholder value. Each of the key areas of operation listed below will generate a related flow of events as DIGAF moves steadily toward the launch of its fintech. A supplementary PowerPoint has been added to the Digatrade Investor website under SEC Fair Disclosure Guidelines: https://digatradefinancialinvestor.com/wp-content/uploads/2019/09/Digatrade-Securter-Fintech-Overview-Sept-10-2019.pdf

Targeted Digatrade/Securter Developments in Q4 2019 and Beyond:

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More key management/advisor appointments to provide Digatrade with world-class perspective, experience and expectations for successful Securter partnership operations within the industry;

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Implementation of new in-store and online shopping incentive system(s) that will allow Securter to start its commercial marketing and sales activities with consumers in mind. The purpose will be to engage with merchants and online shoppers for awareness-building and revenue;

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Progress toward the development of policies for the engagement of governments (as users, funders and regulators);

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Presentation of an operational Securter system and pilot program to significant additional PSP partner candidates who are senior in stature within the world’s payments systems;

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Approval of/by international consulting organization(s) for service bridges between international groups and applied Securter initiatives;

●
Selection of the successful manufacturing bidder as Securter’s hardware partner;

●
Revealing collaboration-platform allies who will stimulate tech integrations;

●
Identification and disclosure of the most suitable 3rd party cryptocurrency exchange platforms for integration into Digatrade/Securter merchant services infrastructure.

Digatrade/Securter’s Director of Partnerships and Sales, Mr. Rishon Talkar, adds that Securter is a success waiting to happen, if industry needs are any indication: “My career has focused on taking organizations from being in an early state to being multiple-process regimes. I have both witnessed and stimulated growth in the payments processing sector through innovative business development techniques. I know what the industry needs from prospective partners, and what the available rewards are. Securter, through its carefully assembled management team will be well-connected to leading financial institutions including banks, credit card issuers and payment service providers at the level of Fortune 500 fintech sophistication. Securter’s patent pending technology is a fintech winner. I’m chomping at the bit to discuss the candidates with whom we are speaking, but confidentiality constraints are vital at the present moment. I can’t wait for 2020. We will have made enormous progress by then. Our team is committed to it, and our prospective customers need us. That’s a great position to be in.”

ABOUT DIGATRADE
DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER
Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

November 5, 2019